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                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                    deemed filed pursuant to Rule 14d-2(b) under
                                             the Securities Exchange Act of 1934

                                       Filing Person:  Networks Associates, Inc.
                                        Subject Company:  McAfee.com Corporation
                                Subject Company's Commission File No.:  00-28247

                                                            Date: March 18, 2002


The following are certain questions and answers prepared by Network Associates, Inc. in connection with the proposed exchange offer announced by Network Associates, Inc. on March 18, 2002, for all outstanding shares of McAfee.com Class A common stock:

QUESTIONS AND ANSWERS ABOUT THE OFFER


The following are answers to some questions about Network Associates' announcement of its planned offer to purchase all outstanding publicly held shares of McAfee.com Corporation's common stock. Network Associates intends to file an exchange offer prospectus and related materials with the Securities and Exchange Commission (the "Offer Documents") on or about March 25, 2002, for complete answers to these and other questions related to the offer and merger you should read the Offer Documents in their entirety.

Q: WHY IS NETWORK ASSOCIATES MAKING THE OFFER?

A: We currently own 36,000,000 shares of McAfee.com Class B common stock. These shares represent approximately 75% of all the outstanding McAfee.com common stock. Our offer would be intended to acquire all the outstanding shares of McAfee.com's Class A common stock, none of which we own, in order to recombine Network Associates and McAfee.com.

The offer will be conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after the offer is completed, we would own at least 90% of all the outstanding shares of McAfee.com common stock.

If the conditions to the offer are met and the offer is completed, as soon as practicable thereafter, we will effect a "short-form" merger of McAfee.com and our wholly-owned subsidiary, unless it is not lawful to do so.

Q: WHAT WILL MCAFEE.COM STOCKHOLDERS RECEIVE IN EXCHANGE FOR THEIR SHARES?

A: For each outstanding share of McAfee.com Class A common stock validly tendered and not properly withdrawn, the stockholder will receive 0.675 shares of Network Associates common stock. McAfee.com stockholders will also receive the cash equivalent to any fractional Network Associates shares. Based on the $27.61 closing price of Network Associates shares on March 15, 2002, our offer represents a value of approximately $18.64 per McAfee.com share, or a 20% premium to the closing price of McAfee.com stock on that date.
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Q: WHAT REASONS DOES NETWORK ASSOCIATES HAVE FOR MAKING THE OFFER?

A: Since early 2001, we have taken a number of steps to focus our business on our core strengths, and to eliminate overlapping objectives between our business units. This recombination is consistent with that strategy. We believe that the recombination would significantly reduce customer and market confusion due to the similarity of our products and services. In addition, the move would help us to more efficiently and effectively target the consumer and small and mid-sized business marketplace, and may reduce overall costs of the combined businesses.

Q:    WHAT PERCENTAGE OF NETWORK ASSOCIATES COMMON STOCK WOULD MCAFEE.COM
STOCKHOLDERS RECEIVE IN THE OFFER AND THE MERGER?

A: McAfee.com stockholders (other than Network Associates) currently own approximately 25% of McAfee.com. We anticipate that McAfee.com stockholders (other than Network Associates) would own approximately 5% of Network Associates' outstanding common stock after giving effect to the offer and merger.

Q: WHEN DOES NETWORK ASSOCIATES EXPECT TO COMPLETE THE OFFER AND THE MERGER?

A: If commenced on March 25, 2002, we hope to complete the offer on April 19, 2002. We expect to complete the merger as soon as practicable thereafter.

Q: HOW WILL MCAFEE.COM EMPLOYEE STOCK OPTIONS BE TREATED IN CONNECTION WITH THE OFFER AND MERGER?

A: If the offer and merger are completed, McAfee.com employee stock options will be assumed by Network Associates. Holders of McAfee.com options will receive stock options for Network Associates common stock with substantially similar terms based on the exchange ratio.

Q: IF COMPLETED, WHAT IS THE EXPECTED IMPACT OF THE OFFER AND MERGER ON OPERATING RESULTS FOR THE CONSOLIDATED COMPANY?

A: Based on previously announced 2002 expected operating results, we expect the offer and merger will result in a $0.01 per share reduction in the 2002 pro forma earnings per share of the consolidated entity. Pro forma earnings for the consolidated entity include Network Associates and McAfee.com operating results and exclude interest and amortization expense, compensation charges relating to employee stock options and one-time charges.

Q: ARE YOU CONFIRMING EARLIER GUIDANCE FOR NETWORK ASSOCIATES OR MCAFEE.COM?

A. No. The 2002 guidance for Network Associates was provided earlier this year. We do not expect to provide further guidance regarding Network Associates operating results until after we announce our actual results for the quarter ending March 31, 2002. We believe the same is true for McAfee.com.

Q:    WHAT ARE POSSIBLE COST SAVINGS OF THE OFFER AND MERGER?

A:    We expect to have some cost savings, but have not quantified them yet.  An example would be not having to operate two public companies.

Q: DOES THE OFFER AND MERGER PRECLUDE OTHER NET OPTIONS TO ACQUIRE MCAF STOCK?

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A: We intend to acquire shares pursuant to the offer. If the offer is not completed, we may acquire shares of McAfee.com in public or private transactions to get our ownership to 90% to effect a "short-form" merger or McAfee.com may remain a separate publicly traded company.

Q:    WILL THERE BE EMPLOYEE AND PRODUCT CHANGES RESULTING FROM THE OFFER AND
MERGER?

A: We have made no determinations as of yet. For now, both companies will continue to be operated separately, and we will continue to evaluate how to smoothly reintegrate McAfee.com's employees and offerings.

Q: HAS NETWORK ASSOCIATES NEGOTIATED THE OFFER WITH MCAFEE.COM?

A: No. The offer is being made directly to McAfee.com stockholders. The offer does not require, and we are not seeking, approval of the offer by McAfee.com or its board. We encourage each McAfee.com stockholder to evaluate our offer for themselves.

Q: WHAT ELSE CAN YOU TELL US ABOUT THE OFFER?

A: On March 25, 2002, we intend to file the Offer Documents with the Securities and Exchange Commission. The Offer Documents will contain detailed information concerning the offer and merger.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

      In connection with the proposed transaction, Network Associates will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT AND RELATED MATERIALS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Network Associates with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus (when available) as well as Network Associates' related filings made with the Commission, may also be obtained from Network Associates by directing a request to Network Associates Investor Relations, at 3965 Freedom Circle, Santa Clara, California, 95054.


SAFE HARBOR STATEMENT

 The foregoing document contains forward-looking statements. Forward-looking statements include those regarding Network Associates' exchange offer, the anticipated benefits of the recombination of Network Associates and McAfee.com, expected operating results for 2002 and the financial impact of the exchange offer on 2002 pro forma operating results for the consolidated entity. Neither Network Associates nor McAfee.com has updated prior guidance as to expected 2002 operating results, and the statements in this document should not be construed as an update of such guidance. Actual results may vary, perhaps materially, from those contained in the forward-looking statements and the expected results may not occur. Actual operating results for Network Associates and McAfee.com may differ from prior guidance. Network Associates may not realize the expected benefits from the recombination with McAfee.com and, if the offer and merger occur, 2002 pro forma operating results for the consolidated entity may be impacted by more than $0.01 per share. Network Associates may not commence or complete the exchange offer or merger described in this document. Investors should read Network Associates' prospectus and tender offer statement, when these documents are available, describing the proposed exchange offer and merger and the documents

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incorporated therein for a more detailed discussion of the offer and merger and the associated risks and uncertainties. Network Associates is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future changes make it clear that any proposed results experienced or implied therein will not be realized.



                             Additional Information

     In connection with the exchange offer, Network Associates, Inc. expects to file an exchange offer prospectus and a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE EXCHANGE OFFER. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the registration statement and related documents, when available, from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Parent, when available, by directing a request to the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, 1-888-414-5566.


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